UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
KONGZHONG CORPORATION
(Name of Issuer)
Ordinary Shares, Par Value US$0.0000005 Per Share ("Shares")
(Title of Class of Securities)
50047P104
(CUSIP Number)
WANG Leilei 35th Floor, Tengda Plaza No. 168 Xizhimenwai Street Beijing, 100044, China (86 10) 8857 5898
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 30, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	50047P104
1.	Names of Reporting Persons Right Advance Management Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 247,924,120(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 247,924,120(1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 247,924,120(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.4%(2)
14.	Type of Reporting Person (See Instructions) CO

(1) Includes 64,424,120 Shares represented by 1,610,603 American depositary shares of the Issuer. (2) Based upon 1,423,156,120 Shares outstanding as of December 31, 2007.

CUSIP No.	50047P104
1.	Names of Reporting Persons. WANG Leilei
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 247,924,120 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 247,924,120 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 247,924,120 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.4% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)   Held through Right Advance Management Ltd., which the Reporting Person beneficially owns and controls. Includes 64,424,120 Shares represented by 1,610,603 American depositary shares of the Issuer.

(2)   Based upon 1,423,156,120 Shares outstanding as of December 31, 2007.

Item 1.  Security and Issuer

The class of equity securities to which this statement relates is the ordinary shares, par value $0.0000005 per share (the “Shares”), of KongZhong Corporation, a Cayman Islands corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 35th Floor, Tengda Plaza, No. 168, Xizhimenwai Street, Beijing, 100044, China.

Item 2.  Identity and Background

(a) The names of the persons filing this statement are Right Advance Management Ltd., a British Virgin Islands company (“Buyer”), and WANG Leilei, a citizen of the People’s Republic of China and the beneficial owner and controlling person of the Buyer (“Mr. Wang”). The agreement between the Buyer and Mr. Wang to file this Schedule 13D jointly in accordance with Rule 13d-1(k) under the Act is attached as Exhibit 1 to this statement.

The name of the sole director and executive officer of the Buyer is WANG Li Mei (the “Director”).

(b) The address of the principal office of the Buyer and the business address of Mr. Wang and the Director is 35th Floor, Tengda Plaza, No. 168 Xizhimenwai Street, Beijing, 100044, China.

(c) The Buyer’s principal business is making and holding investments. Mr. Wang was the Chief Executive Officer of TOM Online Inc. (“TOM Online”) from September 2003 to September 2008. TOM Online is a leading wireless Internet company in China providing value-added multimedia products and services. Effective October 13, 2008, Mr. Wang will be the Chief Executive Officer and Chairman of the Board of Directors of the Issuer. The Director’s present principal occupation is the curator of Beijing World Art Museum.

(d) During the last five years, neither the Buyer nor Mr. Wang, and to the best of their knowledge, nor the Director, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Buyer nor Mr. Wang, and to the best of their knowledge, nor the Director, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

(f) The Buyer is a company incorporated under laws of British Virgin Islands. Each of Mr. Wang and the Director is a citizen of People’s Republic of China.

Item 3.  Source and Amount of Funds or Other Consideration

Between March and August 2008, Mr. Wang, through his affiliated companies (including the Buyer), purchased in open market transactions 1,610,603 American depositary shares of the Issuer, each representing 40 Shares (“ADSs”). The aggregate purchase price for these transactions was $6,967,740.37, all of which was funded through working capital of the companies that made the respective purchases. As of the date hereof, all of these ADSs are held in the name of the Buyer.

On September 27, 2008, the Buyer and Mr. Wang entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Mobileren Inc., a British Virgin Islands company (the “Seller”), and Yunfan Zhou, a citizen of the People’s Republic of China who wholly owns the Seller (“Mr. Zhou,” together with the Seller, the “Seller Parties”). Pursuant to the Share Purchase Agreement, the Buyer agreed to purchase 183,500,000 Shares from the Seller for an aggregate purchase price of $22,937,500, or $0.1250 per Share. The Buyer will pay the purchase price in three installments: $1,146,875 no later than October 10, 2008, $12,615,625 no later than November 15, 2008, and $9,175,000 no later than December 31, 2008. The Buyer will fund such purchase price through its working capital. A copy of the Share Purchase Agreement is attached hereto as Exhibit 2 and incorporated herein by reference.

Item 4.  Purpose of Transaction

Mr. Wang’s purchases of the ADSs through his affiliated companies in open market between March and August 2008 were for investment purposes.

Mr. Zhou notified the Issuer’s Board of Directors in August 2008 of his intention to resign from his position as the Chief Executive Officer to pursue other personal interest and to spend more time with his family. A search for his replacement ensued. In September 2008, Mr. Wang stepped down as the Chief Executive Office of TOM Online and began to discuss with the Issuer regarding the possibility of becoming the Issuer’s Chief Executive Officer and acquiring from Mr. Zhou his equity interest in the Issuer. On September 27, 2008, the Issuer announced the appointment of Mr. Wang as its Chief Executive Officer and the election of him to be the Chairman of the Board of Directors, effective October 13, 2008. In connection with his taking a significant role in management of the Issuer, Mr. Wang also intended to be a principal shareholder of the Issuer, and thus directed the Buyer to enter into the transaction contemplated in the Share Purchase Agreement. The Shares acquired by Mr. Wang through the Buyer are for investment purposes. As a result of Mr. Wang’s becoming the Chief Executive Officer and Chairman of the Board of the Issuer and his beneficial ownership of 17.4% equity interest in the Issuer, Mr. Wang has a controlling interest in the Issuer.

Except as set forth in this statement and in connection with the transactions described above, neither Mr. Wang nor the Buyer has any current plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Notwithstanding the foregoing, Mr. Wang and the Buyer may determine to change their intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional securities of the Issuer in open market, private placements or privately negotiated transactions or pursuant to the exercise of stock options or under other compensatory stock plans of the Issuer or (ii) to dispose of all or a portion of their holdings of the securities of the Issuer. In reaching any determination as to the future course of action, Mr. Wang and the Buyer will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, the price and availability of the Issuer’s securities, other business opportunities available to Mr. Wang, general economic and stock market conditions, tax considerations and other factors deemed relevant.

Item 5.  Interest in Securities of the Issuer

(a)  Pursuant to the transactions described above, the Buyer has acquired and owns 247,924,120 Shares (of which 64,424,120 Shares are represented by 1,610,603 ADSs), representing approximately 17.4% of the outstanding Shares of the Issuer. Mr. Wang is the beneficial owner and controlling person of the Buyer. Thus, for the purpose of Rule 13d-3 under the Act, Mr. Wang is deemed the beneficial owner of above mentioned Shares. The Director, despite being the nominal owner of the Buyer, does not possess or share any voting power or investment power with respect to any Shares, and thus does not beneficially own any Shares. The percentage used herein is calculated based upon the 1,423,156,120 Shares that were outstanding as of December 31, 2007 as reported in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on June 19, 2008.

(b)  Mr. Wang, through the Buyer, has sole power to vote and to dispose of all of the Shares he beneficially owns.

(c)   Information concerning transactions in securities of the Issuer since August 8, 2008 by Mr. Wang, the Buyer and the Director, other than the transaction pursuant to the Share Purchase Agreement, is set forth below. All of the purchases listed below were made by Mr. Wang through the Buyer in open market transactions.

Date of Transaction	Number of Securities Purchased	Price Per Security	Aggregate Purchase Price
August 27, 2008	23,880 ADS(1)	$3.9724 per ADS(4)	$94,860.91
August 28, 2008	10,012 ADSs(2)	$4.1 per ADS(4)	$41,049.20
Total	33,892 ADSs(3)		$135,910.11

(1) Representing 955,200 Shares.

(2) Representing 400,480 Shares.
(3) Representing 1,355,680 Shares.
(4) Average price for all purchases on the respective purchase date.

(d)   Inapplicable.

(e)    Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) under the Act, Mr. Wang and the Buyer have entered into an agreement, attached hereto as Exhibit 1, with respect to the joint filing of this Schedule 13D and any amendment hereto.

The Share Purchase Agreement is described under Item 3 above, such summary being incorporated under this Item 6 by reference. The summary of the Share Purchase Agreement in this Schedule 13D is qualified in its entirety by reference to the Share Purchase Agreement, a copy of which is attached hereto as Exhibit 2.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

Exhibit 1: Joint Filing Agreement, dated September 30, 2008, between the Buyer and Mr. Wang, relating to the filing of a joint statement on Schedule 13D.

Exhibit 2: Share Purchase Agreement dated September 27, 2008 among the Seller, Mr. Zhou, the Buyer and Mr. Wang.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2008

RIGHT ADVANCE MANAGEMENT LTD.

By:	/s/ WANG Leilei
Name: WANG Leilei
Title: Beneficial Owner and Controlling Person

WANG LEILEI

By:	/s/ WANG Leilei